UNANIMOUS RESOLUTION OF THE BOARD OF DIRECTORS OF FOMO CORP.

Pursuant to the provisions of California Corporation law, as amended, and the Certificate of Incorporation and By-Laws of FOMO CORP., a California corporation (the "Company"), the undersigned Director(s) approve(s) the issuance of 1,370,065 Series B Preferred Shares to Vikram Grover, CEO for conversion of $137,065 accrued compensation through June 30, 2020.

The undersigned represents the sole Director of the corporation. The vote of Directors voting in favor of the repurchase program was unanimous. The vote was conducted at a Special Meeting of the Board of Directors at 5:00am CT on September 3, 2020.

WHEREAS the majority of the Board of Directors of the Company believes it is in the best interests of the Company to issue 1,370,065 Series B Preferred Share to Vikram Grover, CEO for conversion of $137,065 accrued compensation through June 30, 2020.

NOW THEREFORE BE IT RESOLVED THAT:

RESOLVED, that the Board of Directors of the Company hereby approves the issuance of 1,370,065 Series B Preferred Shares to Vikram Grover, CEO for conversion of $137,065 accrued compensation through June 30, 2020 owed to Vikram Grover under his employment agreement dated April 1, 2019.

RESOLVED, that any of the Executive Officers of the Company are hereby authorized and directed for and on behalf of the Company to do and perform all acts and things and execute and deliver all documents and take all such other steps as may be necessary or desirable to give full effect to the consent resolutions set forth above.

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Vikram Grover, Sole Director